ARKEMA

July ,4th, 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

Rule 12g3-2(b) Exemption
File No. 082-34965

PROCESSED
JUL 10 2007
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
160

SUPPL

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended ***(the Exchange Act)***, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

www.arkemagroup.com

ARKEMA

Enclosed documents

- Press release : " Arkema plans to acquire Coatex "

Press release

Communiqué de presse

Colombes, July 3rd 2007

Arkema plans to acquire Coatex

Arkema announces the planned acquisition of the Coatex group currently wholly owned by the Omya Group. This first acquisition is fully in line with the external growth strategy announced by Arkema for its core business, aiming at reinforcing high added value activities.

Coatex manufactures specialty polymers mainly acrylic based, used as dispersants and thickeners. The main end markets of these high growth specialty chemical activities include paper, paint, water treatment, cosmetics and textile. With its headquarters and largest site in Genay, near Lyon (France) Coatex employs 300 people in the world (Europe, Americas, Asia) and reported sales of € 150 millions in 2006.

"This first acquisition is fully part of our strategy to refocus Arkema on its strongest product lines. It will reinforce the integration of our portfolio, helping Arkema to become more resilient to economic cycles. This acquisition is a unique growth opportunity in the field of high added value acrylic polymers", explains Thierry Le Hénaff, Arkema Chairman and CEO.

The project follows the recent announcement of the divestment of non-strategic assets, in particular agrochemicals and urea formaldehyde resins, and corresponds to a new step in Arkema's transformation and development process.

Coatex's business offers strong synergies with Arkema's in raw material, process and R&D terms, and represents the natural downstream activities of Arkema's acrylic monomer production sites in Bayport (United States) and Carling (France).

ARKEMA
420 rue d'Estienne d'Orves -
F-92705 COLOMBES Cedex
Standard 01 49 00 80 80 Fax +33 (0)1 49 00 83 96
Société anonyme au capital de 604 538 230 euros
445 074 685 RCS Nanterre

The proposed deal is also a genuine opportunity for the Omya and Arkema groups to develop long-term strategic cooperation, in particular in technical and commercial fields.

The project is subject to the legal information and consultation process involving personnel representative bodies for the three groups, Arkema, Coatex and Omya, and to the approval of the antitrust authorities in the relevant countries.

*A global chemical player, **Arkema** consists of 3 coherent and related business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 17,000 employees, Arkema achieves sales of 5.7 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.*

***Coatex** specializes in the production and promotion of rheology additives used in a large number of markets, e.g. paper, paint and adhesive, mineral treatment, detergent, concrete, ceramics, cosmetics, water treatment, textile and leather. With a global presence, industrial sites in France, the Netherlands, the United States and Korea, and sales offices on all five continents, Coatex achieved sales of 150 million euros in 2006.*

ARKEMA INVESTOR RELATIONS:

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

ARKEMA PRESS CONTACT:

Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com

COATEX PRESS CONTACT:

Alain Mari	Tel. : +33 4 72 08 20 92	E.mail : alain.mari@coatex.com

END